Financial Statements

PYRAMID GREEN POWER CORP

DECEMBER 31, 2021 and 2020

PYRAMID GREEN POWER CORP

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Pyramid Green Power Corp
Carson City, NV

Opinion

We have audited the accompanying financial statements of Pyramid Green Power Corp, which comprise the balance sheets as of December 31, 2021 and 2020 and the related statements of income, stockholder's equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above presented fairly, in all material respects, the financial position of Pyramid Green Power Corp as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Pyramid Green Power Corp and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company is in the development phase and has not recorded revenue to date. The Company incurred a net loss of $290,125 and $448,321 in the years ending December 31, 2021 and 2020, respectively. These losses raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Pyramid Green Power Corp's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgement and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosure in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Pyramid Green Power Corp's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgement, there are conditions or events, considered in the aggregate, that raise substantial doubt about Pyramid Green Power Corp's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Schedule of General and Administrative Expenses is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Farthman & Co LLP

April 20, 2022
Hillsboro, Oregon

PYRAMID GREEN POWER CORP

BALANCE SHEETS
as of December 31, 2021 and 2020

ASSETS

		2021		2020
CURRENT ASSETS				
Cash	$	11	$	-
Total Current Assets		11		-
FIXED ASSETS				
Furniture and Equipment		6,221		6,221
Accumulated Depreciation		(6,221)		(5,599)
Total Fixed Assets		-		622
OTHER ASSETS				
Intellectual Property		3,000,000		3,000,000
Patents, Net of Amortization		39,206		41,384
Cost of Patents Pending		58,082		58,082
Total Other Assets		3,097,288		3,099,466
	$	3,097,299	$	3,100,088

LIABILITIES AND EQUITY

		2021		2020
CURRENT LIABILITIES				
Accounts Payable	$	895,760	$	627,985
Due to Related Party		2,750		2,750
Total Current Liabilities		898,510		630,735
TOTAL LIABILITIES		898,510		630,735
STOCKHOLDERS' EQUITY				
Common Stock, $0.001 par value, 1,000,000,000 shares authorized and issued, 23,309,392 shares outstanding as of December 31, 2021 and 2020		23,309		23,309
Additional Paid-In Capital		12,178,049		12,158,488
Retained Earnings		(10,002,569)		(9,712,444)
Total Stockholders' Equity		2,198,789		2,469,353
	$	3,097,299	$	3,100,088

See auditors' report and notes to financial statements.

PYRAMID GREEN POWER CORP

STATEMENTS OF INCOME
For the years ended December 31, 2021 and 2020

	2021	2021
REVENUE	$ -	$ -
OPERATING EXPENSES	287,325	444,899
OPERATING INCOME	(287,325)	(444,899)
OTHER INCOME (EXPENSE)		
Amortization Expense	(2,178)	(2,178)
Depreciation Expense	(622)	(1,244)
Total Other Income (Expense)	(2,800)	(3,422)
Income before provision for income taxes	(290,125)	(448,321)
Provision (benefit) for income taxes	-	-
NET INCOME	$ (290,125)	$ (448,321)

See auditors' report and notes to financial statements.

5

PYRAMID GREEN POWER CORP

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2021 and 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Equity
BALANCE, January 1, 2020	$ 23,309	$ 12,034,238	$ (9,264,123)	$ 2,793,424
Capital contributions		124,250		124,250
Net income			(448,321)	(448,321)
BALANCE, December 31, 2020	23,309	12,158,488	(9,712,444)	2,469,353
Capital contributions		19,561		19,561
Net income			(290,125)	(290,125)
BALANCE, December 31, 2021	$ 23,309	$ 12,178,049	$ (10,002,569)	$ 2,198,789

See auditors' report and notes to financial statements.

6

PYRAMID GREEN POWER CORP

STATEMENTS OF CASH FLOWS

for the years ended December 31, 2021 and 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ (290,125)	$ (448,321)
Adjustments to reconcile net income to cash provided by operating activities:		
Amortization	2,178	2,178
Depreciation	622	1,244
Increase (decrease) in:		
Accounts payable	267,775	320,649
Net cash flows provided (used) by operating activities	(19,550)	(124,250)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	19,561	124,250
Net cash flows provided (used) by financing activities	19,561	124,250
NET INCREASE IN CASH AND CASH EQUIVALENTS	11	-
CASH AND CASH EQUIVALENTS, beginning	-	-
CASH AND CASH EQUIVALENTS, ending	$ 11	$ -

SUPPLEMENTARY DISCLOSURES OF CASH FLOW
INFORMATION

Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See auditors' report and notes to financial statements.

NOTE 1:   NATURE OF BUSINESS

Pyramid Green Power Corp. (the "Company"), incorporated on May 23, 2011 under the laws of the State of Nevada, is engaged in developing a new, proprietary power production technology, which is significantly more efficient and is able to operate at lower temperatures than existing heat-to-electricity technologies. The Company has not commenced principal operations and has incurred significant expenditures for the design and development of the Company's technology. The Company is governed by its shareholders.

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting:

The Company prepares it financial statements in accordance with the accrual basis of accounting. Under the accrual basis of accounting, expenses are matched with the related revenues and/or are reported when the expense occurs, rather than when the cash is paid. The result of accrual accounting is an income statement that better measures the profitability of a company during a specific time period.

Use of estimates:

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, disclosures at the date of the financial statements, and the reported revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Concentration of credit risk:

The Company maintains cash balances at a financial institution located in the State of Oregon. Accounts at the bank are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company does not maintain deposits in excess of federally insured limits.

As of December 31, 2021 and 2020, the Company had no significant concentrations of credit risk for accounts receivable, accounts payable, or sales.

Revenue recognition:

In accordance with ASC 606, revenue is recognized when control of the promised goods or services is transferred to the Company's customers in an amount that reflects the consideration expected in exchange for those goods or services. The Company did not recognize any revenue in 2021 or 2020 as it is still in the development phase.

Cash and cash equivalents:

Cash and cash equivalents include all cash balances and other highly liquid assets with an initial maturity of three months or less. The Company prepares its statement of cash flows using the indirect method.

NOTE 2:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment:

Acquisitions of property and equipment are recorded at cost. Improvements and replacements of property and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of property and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statements of income and retained earnings. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method.

Intangible assets:

Intangible assets are recorded at cost. Intangible assets with finite lives are amortized on a straight-line basis over the estimated useful life of the asset. Intangible assets with indefinite lives are not amortized.

The Company evaluates the recoverability of identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances could include, but are not limited to, a significant decrease in the market value of an asset, a significant adverse change to the extent or manner in which an asset is used, or an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset. There have been no impairment losses recorded to date.

Patents and costs of patents pending:

Patents are being amortized over the lesser of their useful life or the legal life of the patent on a straight-line basis. The costs of patents pending on the balance sheets represent legal and related costs for patent applications in development. If a patent is awarded in the future, the related costs will begin to be amortized. If a patent is denied, the costs will be expensed.

Income taxes:

The Company is treated as a C-Corp for Federal and State income tax purposes, with income taxes payable at the company level and by the shareholders when dividends are received. The Company did not have any revenue in 2021 or 2020; therefore, no provision has been made in these financial statements for income taxes for the Company.

In accordance with generally accepted accounting principles, the Company accounts for uncertainty in income taxes by recognizing tax positions in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. As of December 31, 2021 and 2020, the Company had no uncertain tax positions requiring accrual.

Fair value of financial instruments:

The Company has financial instruments whereby the fair market value of such financial instruments could be different than that recorded on a historical basis on the accompanying balance sheet. The Company's financial instruments consist of accounts payable.

NOTE 3:   PROPERTY AND EQUIPMENT

At December 31, 2021 and 2020, the Company's property and equipment consisted of the following:

	2021	2020
Computer equipment	$ 6,221	$ 6,221
Less accumulated depreciation	(6,221)	(5,599)
	$ -	$ 622

Depreciation expense for the periods ending December 31, 2021 and 2020 was $622 and $1,244, respectively.

NOTE 4:   OTHER ASSETS

At December 31, 2021 and 2020, other assets consisted of the following:

	2021	2020
Intellectual property	$ 3,000,000	$ 3,000,000
Cost of patents pending	58,082	58,082
Patents	43,562	43,562
Less accumulated depreciation	(4,356)	(2,178)
	$ 3,097,288	$ 3,099,466

The Company has determined that the purchased intellectual property has an indefinite life and therefore is not being amortized. Patents are being amortized over 20 years. The cost of patents pending will be amortized once the patent is awarded or will be expensed if the patent is denied. Amortization expense was $2,178 for each of the years ending December 31, 2021 and 2020.

NOTE 5:   CONCENTRATIONS

The Company is primarily engaged in the business of renewable energy. The Company's future revenues are entirely comprised of the successful completion of the research and starting production of the renewable energy.

NOTE 6:   RELATED PARTY TRANSACTIONS

The Company has a consulting agreement with a shareholder. During the years ending December 31, 2021 and 2020, $149,100 and $298,200 of consulting charges were incurred pursuant to this agreement. As of December 31, 2021 and 2020, $458,815 and $49,700 was due to the shareholder and included in accounts payable. As of December 31, 2021 and 2020, the Company owed $2,750 to a family member of the shareholder. There are no terms for repayment of this balance, and the amount has been included in current liabilities.

NOTE 7:   OPERATING LEASE

The Company has a month to month lease for virtual office services. The monthly payment is $109. Rent expense was $1,278 and $1,338 for the years ending December 31, 2021 and 2020.

NOTE 8:   GOING CONCERN

The financial statements of the Company have been prepared using generally accepted accounting principles applicable to a going concern which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

In its development stage, the Company has experienced losses and negative cash flows from operations since inception. These circumstances indicate substantial doubt as to the ability of the Company to continue as a going concern through April 20, 2023 (within one year from issuance of these financial statements). The Company plans to obtain additional funding in the future in order to finance its business strategy, operations and growth. Management also believes that developments during recent years have increased the opportunity for sales, as follows:

1) The war in Ukraine and subsequent increase in energy has made the Company's solution more valuable to industry by utilizing heat pollution to create electricity reducing the cost of energy for the facility.

2) Climate change and global warming is being addressed in both Federal and State legislatures, with new laws enacted that will increase the demand for the Company's engineered solutions.

3) A new Federal tax credit recognizing Waste Heat as a renewable resource became available January 2021. This tax credit places the Company's projects in equal terms as Wind, Solar, Geothermal. The tax credit further enhances the Company's opportunity for sales and profits.

4) The name change to ITerum Energy Company in January 2022 was made to enhance the Company's international visibility.

The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 9:   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 20, 2022, the date which the financial statements were available to be issued. In January 2022, the Company changed its name to ITerum Energy Company.

SUPPLEMENTARY INFORMATION

PYRAMID GREEN POWER CORP

SCHEDULE OF OPERATING EXPENSES
For the years ended December 31, 2021 and 2020

	2021	2020
Accounting and Tax Preparation	$ 1,080	$ 970
Advertising & Marketing	-	(20)
Automobile Expense	17,400	4,892
Bank Service Charges	150	166
Business Licenses and Permits	-	1,075
Business Meals	1,651	446
Computer and Internet Expenses	432	511
Consulting Expense	236,600	408,200
Continuing Education	8,283	13,522
Finance Charges	1,059	1,805
Legal and Professional Fees	1,254	6,054
Office Supplies	9,738	5,197
Rent Expenses	1,278	1,338
Telephone Expenses	-	-
Travel Expenses	8,400	743
Total Operating Expenses	$ 287,325	$ 444,899

See auditors' report and notes to financial statements.